
March 27, 2008

Via Facsimile 202.906.9049 and U.S. Mail

Aaron M. Kaslow, Esq.
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Ave., NW
Washington, DC 20016

Re: First Bancorp of Indiana, Inc. ("First Bancorp" or "the Company")
Schedule 13E-3
File No. 005-58097
Filed February 29, 2008

Dear Mr. Kaslow:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think First Bancorp should revise their document in response to these comments. If Fist Bancorp disagrees, we will consider their explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in any explanation. We may also ask First Bancorp to provide us with supplemental information. After reviewing this information and responses to comments, we may raise additional comments.

Please understand that the purpose of our review process is to assist First Bancorp in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with First Bancorp in these respects. We welcome any questions First Bancorp may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

General

1. Advise us what consideration First Bancorp has given to the application of Section 14(c) and corresponding Regulation 14C to the instant transaction.

Item 16

2. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise to separately summarize the February 6 and February 20, 2008 presentations made by Keefe, Bruyette & Woods, Inc., or advise.

3. Please direct our attention to the disclosure required by Item 1015(b)(4) of Regulation M-A.

Fairness of the Split Transaction, page 14

4. The introduction to the fairness discussion indicates the Board included the cash to be received by non-continuing security holders to be within the scope of its fairness determination. Revise to disclose what the going private consideration represents. For example, it is not clear whether the going private consideration is an amount equivalent to the value of the Company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of the Company.

5. As First Bancorp is apparently aware, the factors identified in Instruction 2 to Item 1014 are material to security holders. Please revise the fairness discussion commencing on page 14 to address the extent to which the factors identified on page 12 supported or detracted from the Board's fairness determination.

Procedural Fairness, page 17

6. We note the reason why a special committee was not formed. Please revise to state whether or not the Rule 13e-3 transaction was approved by a majority of the directors of First Bancorp who are not the Company's employees. See Item 1014(e) of Regulation M-A and General Instruction E to Schedule 13E-3.

7. We note the disclosure that the transaction is not structured to require the "approval of shareholders." Revise to affirmatively produce the disclosure required by Item 1014(c) and General Instruction E to Schedule 13E-3.

First Bancorp of Indiana, Inc.
Schedule 13E-3
c/o Muldoon Murphy & Aguggia LLP
Page 3

Selected Historical Financial Data, pages 29-30

8. Please revise the disclosure regarding financial statements to include the summary
    information required Item 1010(c) of Regulation M-A. This information required by
    Item 1010(c) of Regulation M-A must be provided in accordance with Instruction 1 to
    Item 13 of Schedule 13E-3.

Closing Comments

As appropriate, please amend the Schedule 13E-3 in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. File the response letter as correspondence on
EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement
from each filing person acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the
  filings;

• staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

• the filing person may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filings or in response to our comments on your filings.

Please contact me at (202) 551-3266 with any other questions.

Sincerely,

Nicholas Panos
Senior Special Counsel
Office of Mergers & Acquisitions